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FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

[redacted]

03037215

...mation: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below ...t of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. ...lic pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be ...of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you ...ny jurisdiction(s) in which the required information is filed; at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PACIFIC BOOKER MINERALS INC.

12g 82-1984

SUPPL

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY 16 MONTH 09 YEAR 03

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: STEVENSON

GIVEN NAMES: JOHN PAUL

NO / STREET / APT: 1702-1166 ALBERNI ST.

CITY: VANCOUVER

PROV: BC.

POSTAL CODE: V6E 3Z3

BUSINESS TELEPHONE NUMBER: 604 - 681 - 8556

BUSINESS FAX NUMBER: 604 - 681 - 5995

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO

☑ BRITISH COLUMBIA ☐ QUÉBEC

☐ MANITOBA ☐ SASKATCHEWAN

☐ NEWFOUNDLAND + SEC

☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
WARRANTS	10000							10000	1	
OPTIONS	135000							135000	1	
COMMON	12808							12808	2	DIACAN VENT.
COMMON	15664	28 10 03	10		1000	3.35		15564	1	

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

ATTACHMENT ☐ YES ☒ NO

BOX 6. REMARKS

I own 100% of Diacan Ventures.

dlw 11/10

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): PAUL STEVENSON

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 04 MONTH 11 YEAR 03

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